

September 16, 2010

Via U.S. Mail

Mr. Marcio Minoru Miyakava
Investor Relations Officer
Net Serviços de Comunicação S.A.
Rua Verbo Divino, 1356
São Paulo-SP-04719-002
Brazil

> **Re: Net Serviços de Comunicação S.A.**
> **Schedule 14D-9**
> **Filed on September 15, 2010**
> **File No. 005-84654**

Dear Mr. Miyakava:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4. The Solicitation or Recommendation

1.   We note your disclosure that the company expresses no opinion and remains neutral with respect to the offer. We also note that the staff is currently reviewing certain financial statement disclosures contained in your Form 20-F for the fiscal year ended December 31, 2009. Please tell us, with a view towards disclosure in your Schedule 14D-9, what consideration was given to the implications of this review in determining the position of the company with respect to the offer. Please see Rule 14e-2(a) of Regulation 14E, which requires disclosure of the reasons for the position being taken by the subject company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Christina E. Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Via facsimile: (212) 521-7870
         Gregory V. Gooding, Esq.
         Paul M. Rodel, Esq.
         Debevoise & Plimpton LLP